UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---                ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No  x
            ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

     Contacts:

        ASUR               [ASUR LOGO--OMITTED]          Breakstone & Ruth
 Lic. Adolfo Castro                                       Susan Borinelli
 (52) 55-5284-0408                                        (646) 536-7018/15
acastro@asur.com.mx                                Sborinelli@breakstoneruth.com


         ASUR Announces Total Passenger Traffic up 12.9% Year over Year


Mexico City, October 6th, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of September 2003 increased by 12.9 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S. and the start of the armed conflict in the Middle East, ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 35-day period from August 27 through September 30, 2003, and the equivalent 35-day period last year from August 28 through October 1, 2002. Transit and general aviation passengers are excluded.



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 Airport           September 2002           September 2003           % Change
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Cancun                537,474                  618,962                 15.2
Cozumel                21,342                   22,494                  5.4
Huatulco               16,829                   18,285                  8.7
Merida                 67,899                   74,129                  9.2
Minatitlan             11,833                   12,351                  4.4
Oaxaca                 36,562                   37,531                  2.7
Tapachula              14,611                   15,731                  7.7
Veracruz               47,583                   48,375                  1.7
Villahermosa           44,781                   53,789                 20.1
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ASUR Total            798,914                  901,647                 12.9
================================================================================


                                    - More -

By week, ASUR's total passenger traffic from August 27 through September 30, 2003 varied year-over-year as follows:

o Increased by 10.5 percent for the seven-day period from August 27 through September 2;

o Increased by 11.8 percent for the seven-day period from September 3 through September 9;

o Increased by 6.4 percent for the seven-day period from September 10 through September 16;

o Increased by 21.5 percent for the seven-day period from September 17 through September 23; and

o Increased by 15.9 percent for the seven-day period from September 24 through September 30


                        % Change August 27 thru September 30, 2003,
                            vs. August 28 thru October 1, 2002
--------------------------------------------------------------------------------
              August 27 to    September 3    September    September    September
              September 2        to 9         10 to 16     17 to 23     24 to 30
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Airport         7 Days          7 Days         7 Days       7 Days      7 Days
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Cancun           11.3            17.0           9.1          23.4        17.2
Cozumel          (5.4)           19.2           5.3          15.7         1.6
Huatulco          2.6            16.8           9.2           3.5        13.0
Merida           10.0            (5.6)         (1.4)         36.9        14.6
Minatitlan       12.7             8.2          (9.8)         (2.0)       14.4
Oaxaca            6.6            (7.8)          1.3           3.3         9.6
Tapachula         8.4            13.7           0.0           8.2         8.6
Veracruz          2.4            (9.1)         (8.2)         14.1        13.2
Villahermosa     26.8            14.2          14.5          24.5        21.4
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ASUR Total       10.5            11.8           6.4          21.5        15.9
================================================================================




About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:  /s/ ADOLFO CASTRO RIVAS
                                       -----------------------
                                           Adolfo Castro Rivas
                                           Director of Finance

Date: October 6, 2003